Exhibit 99.1

Enthusiast Gaming Closes Acquisition of Tabwire

Acquisition adds proprietary technology and database of 13 million gamer profiles to accelerate launch of gaming social network and freemium subscription offering

TORONTO, June 24, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce it has closed the previously announced acquisition (the “Acquisition”) of Tabwire LLC (“Tabwire”), which owns TabStats (www.tabstats.com), for US$11 million in cash and stock.

Upon closing of the Acquisition, the Company made a cash payment of US$5 million and issued 790,094 common shares in the capital of the Company (the “Common Shares”) at an agreed value of CAD$9.51 per share, for total share consideration of US$6 million. The Common Shares are subject to a contractual lock-up with 66.66% released twelve (12) months following the closing date, 16.66% released fifteen (15) months following the closing date, and 16.67% released eighteen (18) months following the closing date.

Tabwire is a proprietary technology and data platform enabling gamers to create a cross-platform registered user identification profile to track and directly view their game data in real-time. In addition, it has a unique feature set including a cheater detection system that enhances fair game play by generating a player trust ranking system for its registered users. Tabwire has already built game play companion tools for Riot’s Valorant and Ubisoft’s Rainbow Six Siege with more than 13 million gamers interacting with the platform, collectively generating more than half a billion views in the last year with an aggressive roadmap to launch real-time stats for additional game titles in the coming months.

This important acquisition provides the Company with a technology and data platform that accelerates the development of its pan-Enthusiast social network and freemium subscription offering, codenamed Project GG. As Millennials and GenZs move away from traditional social networks, Project GG will be a cross-platform, gaming centric social network, uniting gaming and esports fans with a platform to connect and share content through their unique gaming profiles, whether it be on desktop, mobile, or in-game.

Developing a proprietary product like Project GG will also enhance the Company’s ability to deliver a more complete fan experience with a more targeted, engaged, and personalized journey for gamers and customers alike and represents a significant step towards the Company’s evolution to a technology-powered, media, esports, and entertainment company.

“As a gamer myself, I can genuinely say that the technology behind Tabwire is a game changer for the industry as it provides the foundation for a new form of community allowing gamers to connect, interact, and compete in a trusting environment,” commented Menashe Kestenbaum, Founder and President of Enthusiast Gaming. He continued, “This acquisition represents the next big step in our mission to transform this industry even further and successfully deliver a game agnostic social network for gamers globally. I would also like to take this opportunity to welcome Tabwire’s founder and creator Nader Halim to the Enthusiast Gaming family.”

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: new product initiatives of the Company, the timing and completion of the development of Project GG, the functionality of future products of the Company, and synergies between the acquisition of Tabwire and the Company’s product development and strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.